

Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP EARNINGS INCREASE AND DIVIDEND DOUBLES ON RECORD OPERATING CASH FLOW

VANCOUVER, BRITISH COLUMBIA, October 27, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported third quarter gold production of 596,200 ounces and lower cash costs of production, leading to record operating cash flows before working capital changes[1] of $470.6 million. Reported net earnings in the quarter were $466.5 million compared to $114.2 million in the third quarter of 2009. Adjusted net earnings[2] were $231.5 million, or $0.31 per share, compared to $140.6 million, or $0.19 per share, in the third quarter of 2009.

Quarter Highlights

- Revenues increased 28% over the 2009 third quarter, to $885.8 million, on gold sales of 568,100 ounces.
- Total cash costs[3] for the quarter were $260 per ounce on a by-product basis and $429 per ounce on a co-product basis.
- Operating cash flows before working capital changes totalled $470.6 million.
- Commercial production declared at Peñasquito; successful ramp-up continues with mechanical completion of high pressure grinding roll circuit.
- Andean Resources acquisition to add high quality gold production growth.
- San Dimas and Terrane divestitures further focus portfolio and enhance balance sheet.
- Dividends paid amounted to $33.2 million.
- Dividend increased 100% to $0.36 per share ($0.03 per month).

"Continued strong gold demand in the third quarter, along with Goldcorp's lowest quarterly cash costs in over two years resulted in record cash margins[4] of $979 per ounce, generating significant growth in both cash flow and earnings," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Our peer-leading cash cost profile will remain supported over time by low-cost gold production from cornerstone mines including Red Lake and Peñasquito. Peñasquito's ability to contribute meaningfully to our third quarter earnings and record cash flows in just its first month in commercial production is indicative of its emerging position as a powerful driver of financial performance. We have begun commissioning of the high pressure

grinding roll circuit, representing the completion of Peñasquito construction and the final component of designed 130,000 tonne throughput capacity, which we expect to reach early in 2011.

"Our focus on investing for the future resulted in third quarter progress on a number of advanced stage gold projects. By the end of 2010, we expect to complete scoping or pre-feasibility studies for the Éléonore project in Quebec, Noche Buena near Peñasquito and Cochenour in Red Lake, as well as an updated feasibility study for our El Morro copper-gold project in Chile. The expected December 2010 completion of the Andean Resources acquisition will add Cerro Negro, another large, high quality gold asset in Argentina. Our overall financial strength continues to improve with accelerating cash flows and available liquidity of approximately $2.2 billion comprised of cash and our undrawn credit facility. With an additional $1.7 billion of approximate current value in marketable securities and investments, our strong financial position clearly provides the flexibility to fund this exceptional growth profile without diluting our shareholders. Our confidence in the Company's financial position and ability to generate strong future cash flows led us to announce a 100% increase in our dividend to $0.36 per share."

Outlook

The Company has reaffirmed 2010 production guidance of approximately 2.55 million ounces of gold. Cost performance Company-wide remains very strong, with total cash costs for the year now expected at below previous guidance of approximately $350 on a by-product basis and $450 on a co-product basis.

Financial Review

Gold sales in the third quarter were 568,100 ounces on production of 596,200 ounces. This compares to sales of 601,500 ounces on production of 621,100 ounces in the third quarter of 2009. Lower production reflected the impact of the third quarter disposition of the San Dimas mine and decreased production at Los Filos due to heavy rains.   Continued excellent performance at Red Lake largely offset lower than planned production at Alumbrera and Marigold. Low cash costs at Red Lake and higher by-product credit sales from Peñasquito contributed to very low total cash costs of $260 per ounce of gold on a by-product basis. On a co-product basis, cash costs were $429 per ounce.

Reported net earnings in the quarter were $466.5 million compared to $114.2 million in the third quarter of 2009. Adjusted net earnings in the third quarter totaled $231.5 million, or $0.31 per share, compared to $140.6 million or $0.19 per share, in the third quarter of 2009. Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on translation of future income tax liabilities and the net gain on dispositions of mining interests, and include the impact of non-cash stock option expenses, which amounted to approximately $18.4 million or $0.02 per share for the quarter. Operating cash flows before changes in working capital were a record $470.6 million compared to $322.1 million in last year's third quarter. Gold margin was a record $979 per ounce of gold sold. In light of confidence in the strength of future cash flows, the Company announced today a 100% increase in the dividend to $0.36 per share payable to shareholders of record as of November 12, 2010.

For the nine months ended September 30, 2010, revenues increased by 28% to $2,480.4 million. Total cash costs year to date were $317 per ounce on a by-product basis and $435 per ounce on a co-product basis.

Reported net earnings of Goldcorp in the nine months ended September 30, 2010 were $1,242.5 million or $1.69 per share, compared to net earnings of $173.5 million or $0.24 per share in the same period in 2009. Adjusted net earnings totaled $593.4 million, or $0.81 per share, compared to $405.5 million or $0.55 per share, in 2009. Cash flow from operations before changes in working capital increased 22% to $1,070.5 million from $875.7 million in the nine months ended September 30, 2009.

Growth Profile Builds in Mexico

During the third quarter, commercial production was declared at Peñasquito effective as of September 1, 2010, with proceeds from concentrate sales and heap leach production recognized as revenue as of that date. Gold production volumes and operating expenses for the month of September were well within expectations for the ramp-up period. Cash costs during the month were negative $577 per ounce of gold, a result of strong by-product silver, lead and zinc sales. Peñasquito also continued to meet or exceed expectations in key production metrics including concentrate grade, quality, mining rates and mill throughput for the third consecutive quarter. Gold production totaled 44,500 ounces, remaining on track toward previously issued 2010 guidance of 180,000 ounces. Silver production totaled 4,068,000 ounces. Lead and zinc production totaled 29.0 million pounds and 48.3 million pounds respectively in the third quarter.

Mechanical completion of the high pressure grinding roll (HPGR) circuit was achieved on October 19th and commissioning of the circuit is underway. Following a ramp-up period,

Peñasquito is expected to reach its full processing capacity of 130,000 tonnes per day in early 2011.

Deep drilling at Peñasquito has recently intersected a new sulphide manto deposit on the east side of the Peñasco pit that demonstrates similar characteristics to existing high grade manto resources on the west side of the pit. The results continue to support the potential for a future underground operation with an opportunity to further supplement core Peñasquito production.

At Los Filos in Guerrero state, third quarter gold production was 19% lower than the second quarter of 2010 due primarily to heavy seasonal rainfall which diluted the leaching process. Fourth quarter production is expected to recover the majority of the ounces in solution not processed in the third quarter. The 2010 exploration program continued to progress with successful results in relation to the extension of the El Bermejal pit to the north and the continuity of the Los Filos ore body towards the 4P area.

The Largest Producer of Canadian Gold

Gold production at Red Lake was 176,100 ounces at a total cash cost of $268 per ounce. Higher tonnage and lower grades were consistent with the 2010 mine plan which includes mining of additional material in the lower grade sulphide zones to utilize the spare mill capacity. Recent investments in development infrastructure at Red Lake continued to yield positive results. Drilling continued in the lower High Grade zone from both the 4499 exploration ramp and the connection drift between the Campbell and Red Lake complexes, with the goal of extending reserves in the High Grade zone to the 52 Level by year-end. Drilling as high as the 32 level of the High Grade zone is extending gold mineralization in lateral hanging wall structures.

At Porcupine, gold production during the third quarter was 68,900 ounces at a total cash cost of $526 per ounce. Work continued on lateral development underground, surface infrastructure upgrades and procurement of key equipment for the Hoyle Pond Deep project. The project is being advanced in order to access newly-discovered zones of gold mineralization and to enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex. A key component of the project is construction of a new 5.5 meter diameter deep winze (shaft) commencing on the 355 meter level and extending to a depth of 2,200 meters below surface. The planned capital investments of approximately $150 million will be incurred over the next four years. Shaft sinking below the 440-meter level will commence mid-2011 with first production expected in late 2014. Exploration during the third quarter focused on the Hoyle

Pond underground mine. Drilling focused on lateral and depth extension of current mineralization zones, as well as expansion of the recently discovered zones.

Also in Ontario, gold production at Musselwhite was 58,100 ounces. Successful exploration drilling has resulted in the discovery of a new ore body, the Lynx zone, located above the PQ Deeps structure. This new zone has the potential to significantly contribute to 2010 reserves and enhance long term production.   Drilling during the fourth quarter of 2010 will focus on further defining the Lynx zone and extending the PQ Deeps and T-Antiform North mineralization. With significantly enhanced production prospects at Musselwhite, engineering is underway on a new shaft and development to accommodate higher production rates.

Commitment to Sustainable Prosperity Continues in Guatemala

At Marlin in Guatemala, gold production was 63,400 ounces at a total cash cost of $52 per ounce. Silver production was 1,410,700 ounces, driven by all-time high silver recoveries of 91%. Higher grades and lower tonnage were consistent with the modified mine plan.

Operations at Marlin continue normally while the administrative process by the Guatemalan government is underway. The process is in response to precautionary measures issued by the Inter-American Commission on Human Rights (IACHR) which included a recommendation to suspend operations at Marlin. Goldcorp strongly believes the IACHR's action is based on environmental allegations that are demonstrably without merit. On October 25, the IACHR held a public audience at which representatives of the Municipality of Sipacapa and the government of Guatemala appeared. The government provided an update on its implementation of the precautionary measures. Following the public audience, the IACHR held a meeting at which Goldcorp and Montana Exploradora had their first opportunity to present information related to the petition to the IACHR. Goldcorp and Montana Exploradora will submit additional information to the IACHR in response to the Commissioners' requests.

Human Rights Assessment Update

In 2008, Goldcorp, working with a group of socially responsible shareholders, initiated an independent Human Rights Assessment (HRA) process to gauge the effects that Marlin mine has had on human rights, and whether the Company has in place and is implementing effective policies and procedures to mitigate the risks of potential conflicts with international human rights standards. On October 18, Goldcorp provided the first in a series of regular updates to its initial responses describing the progress, challenges, and future expectations as the Company implements the recommendations presented in the HRA.   Goldcorp invites the constructive participation of all its shareholders and other stakeholders in this transparent and collaborative process. To access the full update, Please visit http://www.goldcorp.com/operations/marlin/hria/ and click on "Goldcorp's First Update to the Marlin Mine Human Rights Assessment Report".

Project Pipeline Advances

Construction of Pueblo Viejo in the Dominican Republic remains on schedule for first production in Q4 2011 although timing delays principally associated with the issuance of certain approvals related to power supply may result in first production occurring in the first quarter of 2012. At the end of the third quarter, overall construction was nearly 40% complete, approximately 75% of the capital has been committed, engineering and procurement by major EPCM contractors was about 95% complete and approximately 65% of the concrete has been poured. During the third quarter of 2010, major equipment was installed and two of the four autoclaves have been placed on their footings. Work continues toward achieving key milestones including the connection of power to the site, which is necessary to commence commissioning activities in the fourth quarter of 2011*.*

Exploration and development work continued at Noche Buena and Camino Rojo, two advanced stage satellite exploration projects near Peñasquito. At Noche Buena, the scoping study advanced with completion of drilling in August 2010, initiation of column leach metallurgical tests, completion of an environmental base-line study, and advancement of new estimates of oxide and sulphide resources. At Camino Rojo negotiations with local communities for surface rights and exploration continued and remain positive.

At Cochenour near Red Lake construction progressed to an overall completion level of 16% on the 5-kilometer high speed haulage drift that will connect the Cochenour shaft with the Red Lake mine. Exploration drilling continued during the third quarter, with drilling from the old underground workings at the 2050' Level. A scoping study is on track to be completed by year-end, which will include details on grade, initial capital costs, mining rates and operating costs.

At Éléonore in Quebec, work progressed on updating the pre-feasibility study, which will include production rates reflective of the larger 2010 gold resource. Project permitting activities progressed and a project construction permit is expected to be in place at the end of the second quarter of 2011 as planned. During the third quarter of 2010, another milestone was reached with the delivery of grid power to the site, significantly reducing power costs. A surface exploration program was undertaken in the third quarter of 2010 with the objective of identifying new drill targets on the Éléonore concession outside of the main Roberto ore body.

At El Morro in Chile approval of the Environmental Impact Assessment (EIA) necessary for the project permitting to proceed is anticipated for approval in late 2010. An update to the feasibility study at El Morro in Chile remains on track for completion by year-end.

Corporate Responsibility, Safety & Health

Goldcorp is pleased to announce that Los Filos Underground Mine has won the Mexican Mining Chamber Safety Award for achieving the best safety record in 2009. During the third quarter the Los Filos mine in Mexico became fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold ("the Cyanide Code"). Los Filos is Goldcorp's fifth gold mine to receive full certification. On October 20, Porcupine mine in Ontario became Goldcorp's sixth mine to be fully certified under the Cyanide Code.

This release should be read in conjunction with Goldcorp's third quarter 2010 unaudited financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investors" section under "Financials".

A conference call will be held on October 28, 2010 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-866-223-7781 or 1-416-340-8018 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until November 28, 2010 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the US. Passcode: 3536617. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

(1) Operating cash flow before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $408.6 million and $1,109.7 million in the third quarter and nine months ended September 30, 2010, respectively.

(2) Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 of the 2010 third quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.

(3) The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 of the 2010 third quarter MD&A for a reconciliation of total cash costs to reported operating expenses.

(4) The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted)	Q3'10
Revenues per Financial Statements	$885.8
Treatment and refining charges on concentrate sales	12.0
By-product silver and copper sales and other	(194.6)
Gold revenues	$703.2
Divided by ounces of gold sold	568,100
Realized gold price per ounce	$1,239
Deduct total cash costs per ounce of gold sold[2]	(260)
Margin per gold ounce	$979

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share and per ounce amounts)

	Three Months Ended September 30[(1)]	
	2010	2009
Revenues	**$885.8**	$691.9
Gold produced (ounces)	**596,200**	621,100
Gold sold (ounces)	**568,100**	601,500
Copper produced (thousands of pounds)	**25,000**	22,700
Copper sold (thousands of pounds)	**23,100**	24,300
Silver produced (ounces)	**5,908,600**	2,975,000
Silver sold (ounces)	**3,220,400**	2,386,900
Lead produced (thousands of pounds)	**29,000**	-
Lead sold (thousands of pounds)	**10,700**	-
Zinc produced (thousands of pounds)	**48,300**	-
Zinc sold (thousands of pounds)	**13,200**	-
Average realized gold price (per ounce)	**$1,239**	$968
Average London spot gold price (per ounce)	**$1,227**	$960
Average realized copper price (per pound)	**$4.38**	$3.63
Average London spot copper price (per pound)	**$3.29**	$2.65
Average realized silver price (per ounce)	**$19.15**	$9.30
Average London spot silver price (per ounce)	**$18.97**	$14.69
Average realized lead price (per ounce)	**$1.07**	-
Average London spot lead price (per ounce)	**$0.91**	-
Average realized zinc price (per ounce)	**$1.05**	-
Average London spot zinc price (per ounce)	**$0.92**	-
Total cash costs – by-product (per gold ounce)	**$260**	$295
Total cash costs – co-product (per gold ounce)	**$429**	$384

Production Data:

Red Lake gold mines :	Tonnes of ore milled	**218,500**	194,400
	Average mill head grade (grams per tonne)	**26**	30
	Gold ounces produced	**176,100**	178,800
	Total cash cost per ounce – by-product	**$268**	$255
Porcupine mines :	Tonnes of ore milled	**1,043,500**	1,013,900
	Average mill head grade (grams per tonne)	**2.31**	2.90
	Gold ounces produced	**68,900**	90,600
	Total cash cost per ounce – by-product	**$526**	$406
Musselwhite mine :	Tonnes of ore milled	**348,700**	291,800
	Average mill head grade (grams per tonne)	**5.64**	5.51
	Gold ounces produced	**58,100**	49,800
	Total cash cost per ounce – by-product	**$632**	$737

(1) Peñasquito information included is for the 1 month ended September 30, 2010.

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share and per ounce amounts)

		Three Months Ended September 30[1]	
		2010	**2009**
Production Data (Cont.):			
Peñasquito :[1]	Tonnes of ore mined	**2,417,600**	-
	Tonnes of waste removed	**11,934,000**	-
	Tonnes of ore milled	**2,214,200**	-
	Average head grade (grams per tonne) - gold	**0.29**	-
	Average head grade (grams per tonne) - silver	**28.7**	-
	Average head grade (%) – lead	**0.40**	-
	Average head grade (%) – zinc	**0.70**	-
	Gold ounces produced	**17,300**	-
	Silver ounces produced	**1,530,500**	-
	Lead (thousands of pounds) produced	**11,300**	-
	Zinc (thousands of pounds) produced	**18,800**	-
	Total cash cost per ounce – by-product	**($577)**	-
	Total cash cost per ounce – co-product	**$499**	-
Los Filos mine :	Tonnes of ore mined	**6,734,700**	6,040,000
	Tonnes of waste removed	**6,837,300**	7,062,000
	Tonnes of ore processed	**6,846,700**	6,135,200
	Average grade processed (grams per tonne)	**0.67**	0.63
	Gold ounces produced	**66,500**	60,200
	Total cash cost per ounce – by-product	**$438**	$455
El Sauzal mine :	Tonnes of ore mined	**584,700**	586,400
	Tonnes of waste removed	**842,600**	1,110,100
	Tonnes of ore milled	**523,500**	530,600
	Average mill head grade (grams per tonne)	**2.55**	2.86
	Gold ounces produced	**40,600**	45,500
	Total cash cost per ounce – by-product	**$258**	$220
Marlin mine :	Tonnes of ore milled	**373,900**	536,300
	Average mill head grade (grams per tonne) - gold	**5.52**	4.29
	Average mill head grade (grams per tonne) - silver	**133**	92
	Gold ounces produced	**63,400**	68,800
	Silver ounces produced	**1,410,700**	1,083,200
	Total cash cost per ounce – by-product	**$52**	$185
	Total cash cost per ounce – co-product	**$367**	$347
Alumbrera mine : [2]	Tonnes of ore mined	**2,244,100**	2,301,800
	Tonnes of waste removed	**5,587,800**	5,491,700
	Tonned of ore milled	**3,493,800**	3,424,100
	Average mill head grade (grams per tonne) - gold	**0.42**	0.39
	Average mill head grade (%) - copper	**0.40%**	0.38%

	Gold ounces produced	**34,100**	29,500
	Copper (thousands of pounds) produced	**25,000**	22,700
	Total cash cost per ounce – by-product	**($896)**	($823)
	Total cash cost per ounce – co-product	**$651**	$475

(1) Peñasquito information included is for the 1 month ended September 30, 2010.

(2) Goldcorp's interest – 37.5%

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share and per ounce amounts)

		Three Months Ended September 30[1]	
		2010	**2009**
Production Data (Cont.):			
Marigold mine : [2]	Tonnes of ore mined	**1,736,300**	2,624,200
	Tonnes of waste removed	**6,678,800**	4,261,400
	Tonnes of ore processed	**1,736,300**	2,624,200
	Average grade processed (grams per tonne)	**0.55**	0.64
	Gold ounces produced	**16,800**	29,900
	Total cash cost per ounce – by-product	**$817**	$542
Wharf mine :	Tonnes of ore mined	**991,700**	681,900
	Tonnes of ore processed	**876,500**	804,500
	Average grade processed (grams per tonne)	**0.62**	0.87
	Gold ounces produced	**19,600**	17,300
	Total cash cost per ounce – by-product	**$679**	$665
Financial Data:			
Cash provided by operating activities of continuing operations		**$408.6**	$343.1
Earnings from continuing operations attributable to shareholders of Goldcorp Inc.		**$484.0**	$115.3
Net earnings attributable to shareholders of Goldcorp Inc.		**$466.5**	$114.2
Earnings from continuing operations per share - basic		**$0.66**	$0.16
Net earnings (loss) per share - basic		**$0.63**	$0.16
Adjusted net earnings per share - basic		**$0.31**	$0.19
Weighted average number of shares outstanding (000's)		**736,136**	731,815

(1) Peñasquito information included is for the 1 month ended September 30, 2010.

(2) Goldcorp's interest – 66.67%

CONSOLIDATED STATEMENT OF EARNINGS

(United States dollars in millions, except for share and per share amounts – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2010	2009	**2010**	2009
Revenues	**$ 885.8**	$ 691.9	**$ 2,480.4**	$ 1,945.3
Operating expenses	**(335.0)**	(303.4)	**(980.3)**	(865.5)
Depreciation and depletion	**(152.5)**	(130.7)	**(421.6)**	(384.8)
Earnings from mine operations	**398.3**	257.8	**1,078.5**	695.0
Corporate administration [1]	**(42.1)**	(30.4)	**(122.2)**	(94.2)
Exploration	**(14.0)**	(8.5)	**(42.9)**	(22.7)
Earnings from operations	**342.2**	218.9	**913.4**	578.1
Other income (expenses)				
Interest income and other expenses, net	**(7.2)**	(0.6)	**(25.0)**	(5.6)
Interest expense and finance fees	**(15.5)**	(12.5)	**(39.2)**	(37.0)
Share of loss of equity investee	**(3.0)**	-	**(3.0)**	-
Gain (loss) on non-hedge derivatives, net	**(17.6)**	(0.4)	**(1.0)**	9.3
Gain (loss) on securities, net	**0.2**	5.2	**(0.3)**	5.6
Gain on dispositions of mining interests, net	**373.2**	-	**780.5**	-
Loss on foreign exchange, net	**(119.2)**	(27.6)	**(135.8)**	(235.5)
	210.9	(35.9)	**576.2**	(263.2)
Earnings from continuing operations before taxes	**553.1**	183.0	**1,489.6**	314.9
Income and mining taxes	**(69.1)**	(67.7)	**(226.6)**	(138.5)
Earnings from continuing operations	**484.0**	115.3	**1,263.0**	176.4
Loss from discontinued operation, net of tax	**(19.6)**	(1.7)	**(24.6)**	(4.0)
Net earnings	**$ 464.4**	$ 113.6	**$ 1,238.4**	$ 172.4
Earnings from continuing operations attributable to:				
Shareholders of Goldcorp Inc.	**484.0**	115.3	**1,263.0**	176.4
Non-controlling interests	**-**	-	**-**	-
	$ 484.0	$ 115.3	**$ 1,263.0**	$ 176.4
Net earnings attributable to:				
Shareholders of Goldcorp Inc.	**466.5**	114.2	**1,242.5**	173.5
Non-controlling interests	**(2.1)**	(0.6)	**(4.1)**	(1.1)
	$ 464.4	$ 113.6	**$ 1,238.4**	$ 172.4
Stock based compensation expense (non-cash item) included in corporate administration	**$ 18.4**	$ 12.7	**$ 43.6**	$ 34.6
Earnings from continuing operations per share				
Basic	**$ 0.66**	$ 0.16	**$ 1.72**	$ 0.24
Diluted	**$ 0.65**	$ 0.16	**$ 1.71**	$ 0.24
Net earnings per share				
Basic	**$ 0.63**	$ 0.16	**$ 1.69**	$ 0.24
Diluted	**$ 0.63**	$ 0.16	**$ 1.68**	$ 0.24
Weighted average number of shares outstanding (000's)				
Basic	**736,136**	731,815	**734,905**	730,709
Diluted	**757,422**	735,808	**755,982**	734,066

CONSOLIDATED BALANCE SHEETS

(United States dollars in millions – Unaudited)

	September 30 2010	December 31 2009
Assets		
Cash and cash equivalents	$ 732.0	$ 874.6
Marketable securities	29.2	24.9
Accounts receivable	337.6	232.6
Income and mining taxes receivable	7.2	38.4
Future income and mining taxes	1.1	3.6
Inventories and stockpiled ore	395.6	349.4
Current derivative assets	12.8	8.1
Assets held for sale	288.2	-
Other	88.5	69.9
Current assets	1,892.2	1,601.5
Mining interests	19,876.2	18,001.3
Deposits on mining interest expenditures	7.4	86.9
Goodwill	761.8	761.8
Stockpiled ore	86.3	93.6
Investments	672.6	390.3
Other	82.5	13.3
	$ 23,379.0	$ 20,948.7
Liabilities		
Accounts payable and accrued liabilities	$ 420.9	$ 416.4
Income and mining taxes payable	193.0	182.6
Current debt	-	16.7
Future income and mining taxes	100.1	107.9
Current derivative liabilities	26.3	11.4
Liabilities held for sale	68.6	-
Current liabilities	808.9	735.0
Income and mining taxes payable	113.9	65.4
Long term debt	739.8	719.0
Future income and mining taxes	4,014.7	3,575.2
Non-current derivative liabilities	73.0	-
Reclamation and closure cost obligations	285.3	282.0
Other	36.5	27.8
	6,072.1	5,404.4
Equity		
Common shares, share purchase warrants, stock options, restricted share units and equity portion of convertible senior notes	13,021.7	12,908.9
Retained earnings	3,504.7	2,345.5
Accumulated other comprehensive income	462.6	238.8
	3,967.3	2,584.3
Shareholders' equity	16,989.0	15,493.2
Non-controlling interests	317.9	51.1
	17,306.9	15,544.3
	$ 23,379.0	$ 20,948.7

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States dollars in millions – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2010	2009	**2010**	2009
Operating Activities				
Net earnings from continuing operations	$ **484.0**	$ 115.3	$ **1,263.0**	$ 176.4
Reclamation expenditures	**(2.6)**	(8.2)	**(13.2)**	(18.9)
Transaction costs on convertible senior notes expensed	**-**	-	**-**	18.6
Share of loss of equity investee	**3.0**	-	**3.0**	-
Loss (gain) on securities, net	**(0.2)**	(5.2)	**0.3**	(5.6)
Gain on dispositions of mining interests, net	**(373.2)**	-	**(780.5)**	-
Current income tax expense on disposition of the San Dimas Assets	**145.6**	-	**145.6**	-
Items not affecting cash				
Depreciation and depletion	**152.5**	130.7	**421.6**	384.8
Stock based compensation expense	**18.4**	12.7	**43.6**	34.6
Accretion on convertible senior notes	**7.3**	6.8	**20.9**	8.8
Unrealized loss (gain) on non-hedge derivatives , net	**21.8**	4.0	**7.0**	(2.8)
Future income and mining taxes	**(105.8)**	48.3	**(184.3)**	58.0
Unrealized loss on foreign exchange and other	**119.8**	17.7	**143.5**	221.8
Change in non-cash working capital	**(62.0)**	21.0	**39.2**	31.5
Cash provided by operating activities of continuing operations	**408.6**	343.1	**1,109.7**	907.2
Cash used in operating activities of discontinued operation	**(3.2)**	(1.2)	**(8.0)**	(3.5)
Investing Activities				
Acquisitions, net of cash acquired	**-**	-	**(795.3)**	-
Expenditures on mining interests	**(226.2)**	(276.9)	**(817.7)**	(790.7)
Deposits on mining interest expenditures	**(11.9)**	(54.1)	**(36.5)**	(239.7)
Repayment of capital invested in Pueblo Viejo	**-**	-	**192.0**	-
Proceeds on disposition of mining interests	**209.7**	-	**476.7**	-
Income taxes paid on disposition of the San Dimas Assets	**(45.5)**	-	**(45.5)**	-
Income taxes paid on disposition of Silver Wheaton shares	**-**	-	**(148.7)**	-
Purchase of equity securities	**(15.1)**	(88.0)	**(19.1)**	(155.7)
Other	**(1.4)**	-	**0.3**	1.6
Cash used in investing activities of continuing operations	**(90.4)**	(419.0)	**(1,193.8)**	(1,184.5)
Cash used in investing activities of discontinued operation	**(9.7)**	(0.9)	**(21.2)**	(7.3)
Financing Activities				
Debt borrowings	**-**	-	**-**	1,322.4
Debt repayments	**-**	-	**-**	(460.0)
Transaction costs on convertible senior notes	**-**	-	**-**	(22.8)
Common shares issued, net	**8.3**	28.8	**68.8**	61.0
Dividends paid to common shareholders	**(33.2)**	(32.9)	**(99.2)**	(98.7)
Other	**0.1**	-	**(0.3)**	-
Cash provided by (used in) financing activities of continuing operations	**(24.8)**	(4.1)	**(30.7)**	801.9
Cash provided by financing activities of discontinued operation	**0.8**	1.8	**49.0**	8.5
Effect of exchange rate changes on cash and cash equivalents	**4.9**	(0.4)	**3.8**	0.7
Increase (decrease) in cash and cash equivalents	**286.2**	(80.7)	**(91.2)**	523.0
Cash and cash equivalents, beginning of period	**497.2**	866.0	**874.6**	262.3
Cash and cash equivalents reclassified to assets held for sale	**(51.4)**	-	**(51.4)**	-
Cash and cash equivalents, end of period	$ **732.0**	$ 785.3	$ **732.0**	$ 785.3